                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1

                           White Cap Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  963505 10 2
                                 (CUSIP Number)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963505 10 2                          Page     2     of     8    Pages

    1 NAME OF REPORTING PERSON
            KRG CAPITAL PARTNERS, LLC
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1377547

    2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

    3  SEC USE ONLY

    4 CITIZENSHIP OR PLACE OF ORGANIZATION
            Colorado

          NUMBER OF           5    SOLE VOTING POWER        944,994
          SHARES
         BENEFICIALLY         6    SHARED VOTING POWER      None
           OWNED BY
             EACH             7    SOLE DISPOSITIVE POWER   None
          REPORTING
            PERSON         SHARED DISPOSITIVE POWER         None
             WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            944,994

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.8%

   12 TYPE OF REPORTING PERSON*
            PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 963505 10 2                          Page     3     of     8    Pages

   1  NAME OF REPORTING PERSON
            MEMBERS OF KRG CAPITAL INVESTMENTS II, LLC
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

   3  SEC USE ONLY

   4 CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

          NUMBER OF           5    SOLE VOTING POWER
           SHARES                            None
         BENEFICIALLY         6    SHARED VOTING POWER
          OWNED BY                           None
             EACH             7    SOLE DISPOSITIVE POWER
          REPORTING                          944,994
            PERSON            8    SHARED DISPOSITIVE POWER
             WITH                            None

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            944,994

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.8%

   12 TYPE OF REPORTING PERSON*
            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


ITEM 1(a).    NAME OF ISSUER:

              White Cap Industries, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3120 Airway Avenue
              Costa Mesa, California  92626

ITEM 2(a).    NAME OF PERSON FILING:

                     This Schedule 13G is being jointly filed by each of the
              following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) KRG Capital Partners, LLC ("KRG Capital"), a Colorado limited liability company, by virtue of its voting control of 944,994 shares of common stock, par value $.01 per share (the "Common Stock"), of White Cap Industries, Inc. (the "Company"); (ii) certain members (the "Members") of KRG Capital Investments II, LLC ("KRG II"), a Colorado limited liability company, by virtue of their beneficial ownership of 944,994 shares of Common Stock. KRG Capital and the Members are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated March 10, 1999, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                     The Reporting Persons may be deemed to constitute a "group"
              for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                     The address of the principal business office of each of the
              Reporting Persons is c/o KRG Capital Partners, LLC, 370 Seventeenth Street, Suite 2300, Denver, Colorado
              80208.

ITEM 2(c).    CITIZENSHIP:

                     KRG Capital is a limited liability company organized under the laws of the State of Colorado; the Members are citizens of the United States and trusts established under the laws of various states.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share.

ITEM 2(e).    CUSIP NO.:

              963505 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable.

ITEM 4.       OWNERSHIP:

              (a)-(c). Each Reporting Person named in response to Item 2 hereof has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock as follows:

                     KRG Capital. Pursuant to an agreement with all members of
              KRG II, KRG Capital previously had the sole right to vote the 1,047,962 shares of Common Stock held by such members. Such agreement was amended and restated effective March 10, 1999 to release certain members of KRG II, who beneficially owns less than 1% of the Common Stock outstanding, from the voting agreement. As a result of such amendment and other sale transactions, KRG now has the sole right to vote the 944,994 shares of Common Stock held by the Members. The filing of this Schedule 13G by KRG Capital shall not be considered an admission that KRG Capital is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Members.

                     Members of KRG II. Each of the Members has the sole right
              to dispose or direct the disposition of the number of shares set forth opposite such Member's name on Schedule A hereto. Each of the Members disclaims beneficial ownership of all the shares of Common Stock held by other Members, other than immediate family members or family trusts.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              See Response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.

ITEM 10.      CERTIFICATION:

              Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: MARCH 10, 1999

                                              KRG CAPITAL PARTNERS, LLC
                                                (FOR ITSELF AND FOR THE MEMBERS
                                                PURSUANT TO POWER OF ATTORNEY)

                                              By:    /s/ Bruce Rogers
                                                     ---------------------------
                                                     Bruce Rogers
                                                     Managing Director

                                                                       EXHIBIT A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G
                              ---------------------

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: MARCH 10, 1999

                                       KRG CAPITAL PARTNERS, LLC
                                           (FOR ITSELF AND FOR THE MEMBERS
                                           PURSUANT TO POWER OF ATTORNEY)

                                        By: /s/ Bruce Rogers
                                            ------------------------------------
                                            Bruce Rogers
                                            Managing Director

                                   SCHEDULE A

                                                                                                      BALANCE
SH TAX ID NUMBER                NAME                                                                   HELD
----------------                ----                                                                   ----
###-##-####                     Brenda K. King                                                         64,346
###-##-####                     Mark M. King                                                          202,517
###-##-####                     MBK Children's Trust                                                   23,360
###-##-####/###-##-####         Bruce L. Rogers and Sally K. Rogers, Ten in Common                    210,303
###-##-####                     Andrew J. Gwirtsman                                                    13,230
84-1363522                      Capital Resources Growth, Inc.                                        208,800
###-##-####/###-##-####         Charles R. Gwirtsman and Nancy J. Reichman                             93,707
###-##-####                     Daniel L. Gwirtsman                                                    13,230
###-##-####                     Nancy J. Reichman                                                      45,901
###-##-####                     Rogers Family Trust                                                    26,100
###-##-####                     Sally K. Rogers Trust                                                  43,500
                                                                                                      -------
                                        TOTAL                                                         944,994